UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33382

SENORX, INC.
 (Exact name of registrant as specified in its charter)

3 Morgan
Irvine, California 92618
(949) 362-4800
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 12h-3(b)(2)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                                                                                                                                 1*

* Raptor Acquisition Corp. (“Merger Sub”), a Delaware corporation indirectly wholly owned by C. R. Bard, Inc., a New Jersey corporation (“Bard”) merged with and into SenoRx, Inc., a Delaware corporation (“SenoRx”), with SenoRx continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of May 4, 2010 by and among SenoRx, Bard and Merger Sub.  The Merger became effective on July 6, 2010, pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, and the separate existence of Merger Sub ceased thereby.  As a result of the Merger, SenoRx is wholly owned by Bard Peripheral Vascular, Inc., an Arizona corporation, itself wholly owned by Bard.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

SENORX, INC.

Date: July 16, 2010	By:	/s/ Todd C. Schermerhorn
Name: Todd C. Schermerhorn
Title: Vice President and Chief Financial Officer